UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

ANNUAL REPORT for the six months year ended June 30, 2022

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FINANCIAL STATEMENTS	8

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS SEMI-ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website, as well as through Amazon, retail stores, and international distributors.  Total sales less returns increased 60% in the six months ended June 30, 2022, when compared to 2021, growing from $14.0 million in the first six months of 2021 to $22.4 million in first six months of 2022.  Overall net revenue growth was driven by the continued expansion of types of footwear offered, exceptionally strong sales in core styles, and the opening of the direct-to-consumer channel in Europe.

Our direct-to-consumer channel continues to represent the largest percentage of sales, delivering 59% of total sales in the first six months of 2022 versus 67% in the first six months of 2021. The decrease in share of sales from direct-to-consumer was the result of a 130% increase in Amazon sales and a 73% increase in wholesale and distributor sales. Our comparative channel mix is as follows for the first six months of 2022 and 2021:

	2022	2021
% Amazon	17%	11%
% Direct-to-Consumer	59%	67%
% Wholesale/Distributor	24%	22%

The percentages above are shown net of returns.

Our focus in 2022 is on a few main goals:

•	Capitalizing on the increased consumer focus on health and wellness and on our brand;
•	Continuing our European expansion through direct-to-consumer, Amazon, and wholesale channels; and
•	Maintaining our levels of product quality and customer service while maintaining our growth.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.  We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through Amazon. Amazon returns dropped slightly to 27% in 2022 versus 29% for the same period in 2021. Direct-to-consumer returns decreased from 15% in 2021 to 9% in 2022.

Gross profit for the six months ended June 30, 2022, increased by $3.3 million when compared to same period in the prior year. Gross margin percentages decreased from 54% to 52%.  This decrease in gross margin percentage was the result of several factors including sharp increases ocean freight rates plus the need to utilize air freight due to supply change delays.

Total operating expenses increased 86% for the six months ended June 30, 2022, compared to the same period in 2021 mainly due to additional payroll, occupancy, development, and marketing costs to support sales growth. Total operating expenses increased from 37% of net revenues in 2022 to 43% in 2022.

The operations line item includes our customer service costs and dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Operations increased 71% from $945,000 in the first six months of 2021 to $1,618,000 in first six months of 2022 mainly due to increased personnel and an increase in rent costs to maintain outstanding customer service levels with the increased volume of sales. Operations remained steady at 7% of net revenues in 2022.

3

Sales and marketing expense increased by $2,083,000 in the six months ended June 30, 2022, when compared to the same period in 2021.  Sales and marketing expense as a percentage of net revenues increased for the first six months of 2022 to 23% vs. 21% in the same period in the prior year as we expanded our targeting and invested in additional long-term marketing initiatives with higher upfront costs.

The Company continued to expand sales to brick-and-mortar wholesale accounts. The Company has also expanded its sales on Amazon, Zappos, and in new digital retailers while continuing to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the six months ended June 30, 2022, increased 158% as the Company acquired additional design and development talent to continue growing and innovating our product offering.

For the six months ended June 30, 2022, the Company had income from operations of $1.3 million compared to $2.4 in the six months ended June 30, 2021. The decrease in income from operations was the result of increased investment in all areas of operations to support the 60% growth of net revenue through June 2022.

In the first six months of 2022, management continued to expand the sales season, price points and distribution channels to maximize profitability.

The Company plans to continue growth through the following strategies:

-	Continued expansion of styles offered:

Having successfully expanded into year-round styles, the Company will continue to introduce new styles of footwear targeting additional customer footwear needs.

-	Expansion of price points:

Our expansion of the sales season will also allow an increase in price points due to lower price sensitivity for technical and performance footwear. The Average Order Value (AOV) in the first six months of 2022 was $124 when compared to $108 for the same period in 2021.

-	International Expansion:

The Company has continued its expansion into Europe by adding a specific European direct-to-consumer website to the growing European wholesale channel.

(b) Liquidity and Capital Resources

Throughout its history, the Company has used a combination of long-term notes payable, short-term lines of credit, revolving credit cards, trade payables and a small equity raise to retain adequate working capital to provide stability to our workforce and fund our inventory supply chain. In December 2020, it closed on a transaction with a private equity firm, TZP Group (et al.) and exchanged minority shares of stock in the Company for an investment of $8,749,996. In November 2021, the Company closed on a revolving loan with JP Morgan Chase that was used to refinance the Genlink/La Plata loan and provided an additional $4.0 million of credit for working capital.

4

Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital. The Company has an established history of fulfilling all of its loan obligations on time.

(c) Trend Information

The Company continues to evaluate all forecasts given continued challenges with supply chains, world geopolitical events, and the increased inflationary environment.

As the e-commerce sector continues to show strong growth, the Company plans to continue to invest heavily in direct-to-consumer marketing and expand the wholesale channel.

It is expected that inventory will increase to support the Company’s expansion of both the distribution network and the variety of shoes offered. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected revenue or EBITDA.

5

Item 7. Consolidated Financial Statements

See Page 9.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 28, 2022.

Feel The World, Inc. d.b.a Xero Shoes

/s/ David Barnhill
By David Barnhill, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

 /s/ Steven Sashen

Chief Executive Officer and Director

Date: September 28, 2022

/s/ David Barnhill

Chief Financial Officer

Date: September 28, 2022

/s/ Lena Phoenix

Director

Date: September 28, 2022

/s/ Erin Edwards

Director

Date: September 28, 2022

/s/ Marc Schneider

Director

Date: September 28, 2022

6

Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements

June 30, 2022, and December 31, 2021

7

FEEL THE WORLD, INC.

8

Feel the World, Inc.
Consolidated Assets

	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$5,633,647	$8,024,660
Accounts receivable	1,612,566	520,504
Inventory assets	13,354,657	6,792,467
Inventory in transit	697,038	6,976,755
Income tax receivable	230,022	273,614
Prepaid expenses	216,644	171,150
Total Current Assets	21,744,574	22,759,150
Non-Current Assets:
Property and equipment, net	1,090,826	862,078
Intangible assets, net	467,785	340,199
Deposits	69,764	77,433
Total Non-Current Assets	1,628,375	1,279,710

TOTAL ASSETS	$23,372,948	$24,038,860

See accompanying notes, which are an integral part of these consolidated financial statements.

9

Feel the World, Inc.
Consolidated Liabilities

	June 30, 2022	December 31, 2021
Liabilities:
Current Liabilities:
Accounts payable	$1,227,804	$5,715,818
Accrued expenses	1,930,345	2,416,864
Customer deposits	142,347	664,485
Deferred revenue	182,876	68,056
Deferred lease payable, current portion	12,170	25,569
Term loan, current portion	100,000	125,000
Total Current Liabilities	3,595,542	9,015,792
Long-Term Liabilities:
Lines of credit, net of unamortized discount	5,744,432	1,761,938
Deferred lease payable, net of current portion	105,215	29,283
Deferred taxes liability, net	56,207	57,437
Total Long-Term Liabilities	5,905,854	1,848,658
Total Liabilities	9,501,396	10,864,450

Series A Preferred stock, $0.0001 par, 3,681,234 shares authorized, 3,681,234 and 3,681,234 shares issued and outstanding, liquidation preferences of $13,859,247 and $12,599,315, as of June 30, 2022 and December 31, 2021, all respectively.	368	368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 5,074,980 and 4,974,980 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	507	497
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,707 shares issued and outstanding as of June 30, 2022, and December 31, 2021, respectively.	18	18
Additional paid-in capital	8,130,468	8,022,357
Treasury Stock	(4,424)	(4,424)
Retained earnings	6,300,436	5,222,185
Accumulated other comprehensive income/(loss)	(555,821)	(66,591)
Total Stockholders’ Equity	13,871,552	13,174,410

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$23,372,948	$24,038,860

See accompanying notes, which are an integral part of these consolidated financial statements.

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Feel the World, Inc.
Consolidated Income Statements

	June 30, 2022	June 30, 2021

Net revenues	$22,351,964	$14,008,298
Cost of goods sold	11,483,183	6,443,179
Gross profit	10,868,781	7,565,119

Operating Expenses:
General & administrative	2,280,367	988,329
Sales & marketing	5,047,727	2,964,659
Research & development	603,009	233,745
Operations	1,618,161	944,787
Total operating expenses	9,549,264	5,131,520

Income from operations	1,319,517	2,433,599

Other income / (Expense):
Interest income	3,534	1,739
Interest expense	(91,334)	(108,908)
Gain on debt forgiveness	—	—
Total other income / (expense)	(87,800)	(107,169)

Income before income tax	1,231,717	2,326,430

Provision for income tax	(153,466)	(407,781)

Net income	$1,078,251	$1,918,649

Other comprehensive income/(expense):

Foreign currency translation gain/(loss)	(489,230)	(11,192)

Total comprehensive income	$589,021	$1,907,457

Weighted-average vested common shares outstanding
- Basic	5,250,687	5,105,702
- Diluted	5,269,779	5,476,881
Net earnings per common share
- Basic and Diluted	$0.21	$0.38
- Diluted	$0.20	$0.35

See accompanying notes, which are an integral part of these consolidated financial statements.

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Feel the World, Inc.

Consolidated Statements of Changes in Stockholder’s Equity

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
Balance at December 31, 2020	3,681,234	$368	4,974,980	$497	175,832	$18	1,000	$(4,000)	$7,998,251	$24,944	$2,623,396	$10,643,474

Net income	—	—	—	—	—	—	—	—	—	—	2,598,789	2,598,789

Other comprehensive income	—	—	—	—	—	—	—	—	—	(91,535)	—	(91,535)

Stock compensation	—	—	—	—	—	—	—	—	24,106	—	—	24,106

Stock repurchase	—	—	—	—	(125)	—	125	(424)	—	—	—	(424)

Balance at December 31, 2021	3,681,234	368	4,974,980	497	175,707	18	1,125	(4,424)	8,022,357	(66,591)	5,222,185	13,174,410

Net income	—	—	—	—	—	—	—	—	—	—	1,078,251	1,078,251

Issuance of Class A Common Stock	—	—	100,000	10	—	—	—	—	82,990	—	—	83,000

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(489,230)	—	(489,230)

Stock compensation	—	—	—	—	—	—	—	—	25,121	—	—	25,121

Balance at June 30, 2022	3,681,234	$368	5,074,980	$507	175,707	$18	1,125	$(4,424)	$8,130,468	$(555,821)	$6,300,436	$13,871,552

See accompanying notes, which are an integral part of these consolidated financial statements.

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Feel the World, Inc.
Consolidated Cash Flow Statement

	June 30, 2022	June 30, 2021

Cash Flows From Operating Activities
Net Income	$1,078,251	$1,918,649
Adjustments to reconcile net income to net cash provided by/(used in) in operating activities:
Gain on debt forgiveness	—	—
Inventory write-off	—	—
Depreciation and amortization	162,418	117,981
Stock-based compensation	25,121	2,201
Deferred taxes	(1,230)	8,236
Loan Fees	—	—
Amortization of loan fees	7,495	—
Loss on disposal of assets	49,214	—
Changes in operating assets and liabilities:		—
(Increase)/Decrease in accounts receivable	(1,092,062)	(69,298)
(Increase)/Decrease in inventory	(6,562,190)	(186,876)
(Increase)/Decrease in inventory in transit	6,279,718	1,399,686
(Increase)/Decrease in income tax receivable	43,592	(62,114)
(Increase)/Decrease in prepaid expenses	(45,494)	(110,337)
(Increase)/Decrease in deposits	7,669	—
Increase/(Decrease) in accounts payable	(4,488,014)	(1,859,312)
Increase/(Decrease) in accrued expenses	(486,519)	(136,744)
Increase/(Decrease) in deferred lease payable	62,533	(11,481)
Increase/(Decrease) in customer deposits	(522,138)	(168,771)
Increase/(Decrease) in deferred revenue	114,819	(2,623)
Net cash provided by/(used in) operating activities	(5,366,817)	839,199

Cash Flows From Investing Activities
Proceeds from disposal of fixed assets	10,135	—
Cash paid for intangibles	(128,155)	—
Cash paid for property and equipment	(449,946)	(219,577)
Net cash used in investing activities	(567,966)	(219,577)

Cash Flows From Financing Activities
Proceeds from lines of credit	4,000,000	—
Repayments on term loans	(50,000)	—
Proceeds from issuance of Class A Common Stock	83,000	—
Repurchase of common stock	—	(424)
Net cash provided by financing activities	4,033,000	(424)

Effect of foreign currency gain / (loss)	(489,230)	11,192

Net Change in Cash	(2,391,013)	630,390
Cash at Beginning of Period	8,024,660	9,348,173
Cash at End of Period	$5,633,647	$9,978,563

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$83,863	$99,550
Cash paid for income taxes	$—	$465,235

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of common stock to preferred stock	$—	$—
Capitalized interest to principal	$—	$—

See accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company. Xero Shoes EU s.r.o., a private limited liability company formed under the laws of the Czech Republic on July 15, 2021, is a wholly owned subsidiary of Feel the World EU B.V.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with GAAP. These consolidated financial statements include all accounts of Feel the World, Inc., along with its wholly owned subsidiaries, Feel the World EU B.V. and Xero EU s.r.o. All transactions and balances between and among the companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the subsidiaries is its local currency.  In accordance with ASC Topic 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. When it is impractical to track the exchange rates at the date of transactions, weighted average rates were applied as permitted by Topic 830. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. For the six months ended June 30, 2022, and the year ended December 31, 2021, the foreign currency translation gain/(loss) was ($555,821) and ($66,591), respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insurance limited provided by the Federal Deposit Insurance Corporation (“FDIC”) and its international equivalents. On June 30, 2022, and December 31, 2021, the Company’s cash balances exceeded such insured limits by $5,202,419 and $7,034,268 respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of the credit risk for specific identifiable customer accounts for uncollectible amount.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of June 30, 2022, and December 31, 2021, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2022, and December 31, 2021, consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges in the United States and maintains an agreement with a third-party logistics provider in the Czech Republic. The Company regularly evaluates inventory for possible impairment and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in Cost of goods sold in the statements of operations. The Company did not write off inventory in the six months ended June 30, 2022, and June 30, 2021, respectively.

Inventory in Transit

Inventory in transit includes products manufactured for sale that have not yet been received at our warehouses, as well as advance payments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $123,926 and $93,857 are included in Cost of Goods Sold for the six months ended June 30, 2022, and 2021, respectively. The balances at June 30, 2022 and December 31, 2021 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

Capital assets and depreciation expense as of June 30, 2022, (six months) and December 31, 2021 (full year deprecation) are as follows:

	June 30, 2022	December 31, 2021
Footwear molds	$1,513,860	$1,152,706
Footwear lasts	21,840	21,840
Furniture and equipment	492,521	472,117
Trade show booth	2,905	2,905
Website	30,000	30,000
Leasehold improvements	136,274	145,472
	2,197,400	1,825,040
Accumulated depreciation	(1,106,574)	(962,962)
Property and equipment, net	$1,090,826	$862,078
Depreciation expense	$161,849	$267,026

Intangible Assets

There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $569 and $709 for the six months ended June 30, 2022, and 2021, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no write-offs are currently warranted.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

Customer Deposits

At the time an order is placed, some international distributors pay a portion of their order or full amount based on the payment terms and conditions stipulated in their respective contracts with the Company. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue recognition conditions have been met.

Deferred Revenue

Customer orders received but not shipped are recorded as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in all 50 states and the District of Columbia. These taxes are recorded as a liability until remittance.  Liabilities are recorded for store credit issued to customers.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the consolidated statement of operations. For the six months ended June 30, 2022, and 2021, the Company had merchant account fees of $447,563 and $249,515, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the consolidated statements of operations. Shipping and handling fees billed to customers are included in revenues.

Advertising

Advertising costs are expensed as incurred.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Earnings/(Loss) per Share

Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share will reflect the potential common shares that could be purchased for the outstanding unexercised employee stock options applying the treasury stock method. For the reporting periods ending June 30,2022 and December 31, 2021, the Company issued 32,500 and 151,657 options for Class A Voting shares to certain eligible employees and a board member. These options are dilutive and have been included in the June 30, 2022, and 2021 diluted earnings per share computation.

New Accounting Standards

FASB issued ASU 2016-02, Leases (Topic 842), and subsequent Updates to amend the lease accounting and reporting for all entities. These Updates require a reporting entity that entered a lease contract as a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use (“ROU”) asset representing the right to obtain all the economic benefits from the use of the asset and the right to direct the use of the asset for the duration of the lease term. Qualitative disclosures along with quantitative disclosures are required for the lessees and lessors with the goal of enabling users of financial statements to assess the amount, timing and any uncertainty of cash flows arising from leases. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted. On June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022, with the interim periods within the annual reporting periods effective after December 15,2022. The Company is currently evaluating the impact that ASU 2016-02 and the Updates will have on its consolidated financial position, results of operations and disclosures.

FASB issued ASU 2016-13, Financial Instruments -Credit Losses (Topic 326): Measurement of credit Losses on Financial Instruments, and subsequent Updates to replace the incurred loss methodology for recognizing credits losses with a methodology that reflect the current expected credit losses (“CECL”) over the life of financial assets. Under the CECL model, financial assets including trade receivables are required to be estimated for credit losses taking considerations of past events, current conditions and reasonable and supportable forecasts into account. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact that ASU 2016-13 and the Updates will have on its consolidated financial position, results of operations and disclosures.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

The Company’s amended Articles of Incorporation authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par) and 3,861,234 shares of Preferred Stock ($0.0001 par), with all Preferred Stock designated as Series A Preferred Stock.

As of June 30, 2022, and December 31, 2021, the Company had 5,074,980 and 4,974,980 shares of Class A Voting Common Stock issued and outstanding, respectively. On June 30, 2022, and December 31, 2021, the Company had 175,832 and 175,707 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 3,681,234 and 3,681,234 shares of Series A Preferred Stock issued and outstanding at June 30, 2022, and December 31, 2021, respectively. Additionally, the Company has reserved 733,424 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 234,267 and 281,210 remain available for issuance as of June 30, 2022 and December 31, 2021, respectively.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint to directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of December 31, 2021), compounded annually. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of June 30, 2022, and December 31, 2021, accrued dividends of $2,052,209 and $1,359,247 were outstanding but undeclared, respectively. The dividend rates are subject to dilution protections.

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $14,522,209 and $13,859,247 as of June 30, 2022, and December 31, 2021, respectively.

The Series A Preferred Stock are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stock are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

The Series A Preferred Stock are subject to optional redemption at the holder’s election on or after December 2, 2024, at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of June 30, 2022, and December 31, 2021:

Borrowings:	June 30, 2022	December 31, 2021

La Plata (a)	—	—
JP Morgan Chase Loan (b)	1,925,000	—
JP Morgan Chase Lines of Credit (b)	3,919,432	—
Total Borrowings:	$5,844,432	—

(a) The Company had an outstanding promissory note with La Plata Capital LLC. for a principal amount of $1,8000,000 with the fixed annual interest rate of 11% payable monthly. The maturity date of this note is December 2, 2022. The Company extinguished the note and made the full payment for the outstanding principal and accrued interest of $1,8000,000 and $8,250, respectively, on November 15, 2021.

(b) On November 12, 2021, the Company entered into a credit agreement with JP Morgan Chase comprised of a term commitment for $2,000,000 and a revolving commitment for $4,000,000. The term commitment has a maturity date of November 12, 2025, at which time payment of the full principal amount is due. The revolving commitment has a maturity date of November 12, 2024. The interest rate for both the term and revolving commitment is LIBOR plus 3.250%. For the period ending June 30, 2022, the weighted average interest rates for the term and revolving commitments were 6.36% and 3.94%, respectively. Additionally, a commitment fee of 0.25% is paid on the unused balance of the revolving commitment. Borrowings under this credit agreement are secured by substantially all the assets of the Company.

The credit agreement requires the Company to maintain a minimum total leverage ratio of 2.50 and a minimum fixed charge coverage ratio of 1.20. Additionally, the credit agreement limits the Company’s indebtedness, in addition to various covenants. As of June 30, 2022, and December 31, 2021, the Company was in compliance with all financial covenants under the credit agreement.

For the periods ending June 30, 2022, and December 31, 2021, the carrying amount of the term commitment was $1,925,000 and $1,975,000, respectively, and the revolving commitment was $4,000,000 and $0.00, respectively. Total interests for the periods ending June 30, 2022, and 2021 were $128,480 and $0.00, respectively. Legal and origination fees of $89,936 were capitalized to the principal balance and will be amortized over the life of the credit agreements of which $7,495 and $1,874 were amortized for the periods ending June 30, 2022, and December 31, 2021, respectively.

Future minimum principal payments on the Company’s outstanding debts as of June 30, 2022, are as follows:

2022	$50,000
2023	100,000
2024	4,100,000
2025	1,675,000
Total	$5,925,000

NOTE 5:  INCOME TAXES

The provision for income taxes is as follows for the six months ended June 30, 2022, and year end December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Current:
Federal	—	$591,524
State	3,150	172,719
	3,150	764,243
Deferred:
Federal	104,201	(26,653)
State	(1,496)	(7,092)
	102,705	(33,745)
	$105,855	$730,498

The Company had a tax receivable of $230,023 and $273,614 as of June 30, 2022, and December 31, 2021, respectively

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

Deferred tax assets and liabilities as of June 30, 2022, and December 31, 2021, are as follows:

	June 30, 2022	December 31, 2021
Deferred tax assets:
Net operating loss carryforwards	$194,963	—
Employee stock option	11,979	20,171
Accrued expenses	—	58,136
Other assets	24,833	—
	231,775	78,307
Deferred tax liabilities:
Property and equipment	(262,841)	(124,250)
Amortization	(25,141)	(11,494)
	(287,982)	(135,744)
Net deferred tax asset (liability)	$(56,207)	$(57,437)

 The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes as of June 30, 2022, and December 31, 2021, respectively.

	June 30, 2022	December 31, 2021
U.S. federal taxes at statutory rate	21%	21%
State income taxes, net of federal tax benefit	0%	3%
Stock compensation	(6%)	0%
Research and development credits	(2%)	(1%)
Other	2%	(1%)
Effective income tax rate	15%	22%

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2017, are no longer open for audit.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for offices in Broomfield, Colorado and one leased warehouse locations in Denver, Colorado. The Company has renewed and expanded its leased space over the past several years to accommodate growth and changing needs. The Company is in the process of adopting ASU 2016-02 and the related Updates for lease accounting (see Note 2) with the effective date for annual reporting on and after December 15, 2021, and for interim reporting on and after December 15, 2022.

Location	Lease Start	Lease Term	Lease Status	Lease Incentive

Denver	January 1, 2021	12 months	Expired	None
Broomfield	September 1, 2018	60 months	Active	$73,160 leasehold improvement reimbursement

Denver	December 21, 2020	64 months	Active	First four months rent free

Under Topic 840, any lease incentives received are recognized as part of the lease expenses and amortized over the term of the leases. The monthly payments on the Broomfield space are between $10,602 and $11,956 per month throughout the term of the lease. The monthly payments on the 2021-renewed Denver warehouse space were $8,363 and this lease expired on December 31, 2021. The monthly payments on the 2020-acquired Denver warehouse space are between $6,000 and $9,552 per month throughout the term of the lease.

Future minimum cash payments due under the existing lease agreements are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2022	$193,424	$56,166	$249,590
2023	488,221	96,890	585,111
2024	430,140	61,044	491,184
2025	443,072	62,876	505,948
2026	456,576	64,762	521,338
Thereafter	153,724	22,235	175,959
Total	$2,165,157	$363,973	$2,529,130

Total rent expenses for the six months ended June 30, 2022, and 2021 were $289,797 and $235,826, respectively.

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. The Company’s Board of Directors amended the stock option plan to reduce the number of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020, stock purchase and exchange agreement. As of June 30, 2022, and December 31, 2021, there remains 234,267 and 281,210 shares available for issuance under the Plan, respectively.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

The following table is the summary of stock option activities:

	June 30,2022		December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	466,657	$1.67	315,000	$0.83
Granted	32,500	$5.50	151,657	$3.40
Exercised	(100,000)	$3.40	—	$—
Forfeited	—	$—	—	$—
Outstanding - end of period	399,157	$1.54	466,657	$1.67

Exercisable at end of period	231,250	$1.54	315,000	$1.67

Intrinsic value of options outstanding at reporting periods	$1,322,126		$809,550

Weighted average duration (years) to expiration of outstanding options at end of period	6.33		5.56

Weighted average duration (years) to expiration of exercisable options at end of period	4.24		3.88

Key data inputs (estimates or assumptions) used to determine the fair value of stock options under the Black-Scholes option-pricing model is summarized in the following table:

	June 30, 2022	December 31, 2021

Risk Free Interest Rate	1.37% - 3%	1.37% - 1.63%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	24.90% -35.60%	30.38% - 35.60%
Expected Life (years)	5	5
Fair Value per Stock Option	$1.40 - $2.75	$1.40 - $1.61

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022, and 2021 and for the six months then ended

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock compensation expense of $ 25,121 and $1,088 were recognized for the periods ending June 30, 2022, and 2021, respectively. The fair value of the option grants as of June 30, 2022, and 2021, were $361,289 and $486,312, respectively, with an unamortized compensation expense of $258,634 to be recorded over the next three years.

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, there have been no material events noted during this subsequent period that would affect the results reflected in the consolidated financial statement.

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